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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. ______)*


                             LASERSIGHT INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    517924106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Frederic B. Kremer
                           200 Mall Boulevard
                           King of Prussia, PA 19406
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 July 29, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 517924106                                        Page 2 of 7 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Frederic B. Kremer
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
               00
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
             N/A
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
             USA
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |           336,385
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |           0
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |           336,385
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |           0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   336,385
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
                   See response to Item 5 below.
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   3.4%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 517924106                                        Page 3 of 7 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Linda Kremer
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
               00
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
             N/A
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
             USA
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |           206,890
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |           0
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |           206,890
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |           0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   206,890
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
                   See response to Item 5 below.
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   2.1%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       Security and Issuer.

         This Statement relates to the common stock ("Common Stock") of LaserSight Incorporated, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 12161 Lackland Road, St. Louis, MO 63146.

2.       Identity and Background.

         (a) Name. This Statement is being filed by Frederic B. Kremer ("FK") and Linda Kremer ("LK"). FK and LK are husband and wife. The filing of this Statement shall not be construed as an admission that either FK or LK is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities covered by this Statement or that this schedule is required to be filed by such persons
 .

         (b) Business Address. The business address for each of FK and LK is 200 Mall Boulevard, King of Prussia, PA 19406.

         (c) Present Principal Occupation or Employment. FK is an ophthalmologist and President of Eyes of the Future, P.C. ("Eyes"), 200 Mall Boulevard, King of Prussia, PA 19406. LK is the Operations Manager of Eyes.

         (d) Criminal Convictions. During the last five years, neither FK nor LK has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

         (e) Court or Administrative Proceedings. During the last five years, neither FK nor LK has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship. Both FK and LK are citizens of the United States of America.

3.       Source and Amounts of Funds and Other Consideration.

         Pursuant to the terms of an Agreement and Plan of Merger dated July 15, 1997, by and among PhotoMed, Inc., a Pennsylvania corporation ("PhotoMed"), FK, LK, Robert Satalof, trustee for Mark Adam Kremer u/t/a dated December 27, 1991 and Robert Satalof, trustee for Alan Stewart Kremer u/t/a dated December 27, 1991 (collectively, the "Trusts"), Issuer and Issuer's wholly-owned subsidiary, PhotoMed Acquisition, Inc., under which PhotoMed merged into PhotoMed Acquisition, Inc., FK acquired 206,890 shares of the Common Stock of Issuer, LK acquired 206,890 shares of the Common Stock of Issuer and the two Trusts established for the benefit of FK and LK's minor children acquired an aggregate of 17,240 shares (the "Trust Shares") of the Common Stock of Issuer.

A third party trustee under the Trusts has sole voting and sole dispositive power with respect to all of the Trust Shares, and FK and LK each disclaim beneficial ownership with respect to all of the Trust Shares.

         Pursuant to the terms of a Patent Purchase Agreement dated July 15, 1997, between FK and Issuer, under which FK sold to Issuer all of his right, title and interest in a certain patent, FK acquired 104,495 shares of the Common Stock of Issuer.

         Pursuant to the terms of a Consulting Agreement dated July 15, 1997, between FK and Issuer, under which FK will provide consulting services to Issuer, FK received from Issuer an option to acquire 25,000 shares of the Common Stock of Issuer, which is exercisable within 60 days from the date of this Statement.

4.       Purpose of Transaction.

         The acquisition of the shares of Common Stock of Issuer by FK and LK is for investment purposes.

         Neither FK nor LK has any present plans or proposals which relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to those enumerated above.

5.       Interest in Securities of the Issuer.

         (a) As of the date hereof, (i) FK may be deemed to be the beneficial owner of 336,385 shares of Issuer's Common Stock, which represents 3.4% of Issuer's outstanding Common Stock, and (ii) LK may be deemed to be the beneficial owner of 206,890 shares of Issuer's Common Stock, which represents 2.1% of Issuer's outstanding Common Stock.

         (b) Each of FK and LK have sole voting and sole dispositive power with respect to the shares of Common Stock beneficially owned by each of them. This Statement is being filed because FK and LK are husband and wife and share the same household, and if FK and LK are deemed to beneficially own the shares of Issuer's Common Stock beneficially owned by the other, then the aggregate amount of shares of Issuer's Common Stock beneficially owned by them collectively would represent 5.4% of Issuer's outstanding Common Stock; however, the filing of this Statement shall not be construed as an admission that either FK or LK is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of any securities owned by the other or that this schedule is required to be filed by such persons.

         (c) Except as described in Item 3 above, neither FK or LK owns beneficially any shares of Common Stock of Issuer or has effected any transaction in shares of Common Stock of Issuer during the 60 days preceding the date of this Statement.

         (d) No person other than FK or LK is known to FK or LK to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of them.

         (e) Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as indicated elsewhere in this Statement, to the best knowledge of FK and LK, neither FK nor LK is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7.       Material to be Filed as Exhibits:


         Exhibit A: Consulting Agreement dated July 29, 1997, between FK and Issuer.

         Exhibit B: Agreement dated August 6, 1997, between FK and LK.


Signatures:

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:    August 6, 1997
                                                 /S/ Frederic B. Kremer
                                                 -------------------------------
                                                 FREDERIC B. KREMER


                                                 /S/ Linda Kremer
                                                 -------------------------------
         August 6, 1997                          LINDA KREMER

                                    EXHIBIT A

                              CONSULTING AGREEMENT

   THIS CONSULTING AGREEMENT (this "Agreement") is made as of the 29th day of July, 1997, by and between LASERSIGHT INCORPORATED, a Delaware corporation ("LaserSight"), and FREDERIC B. KREMER, M.D. ("Kremer").

                                    RECITALS

         A. LaserSight, Photomed, Inc., Kremer and the other shareholders of Photomed, Inc. have entered into an Agreement and Plan of Merger dated as of the date of this Agreement (the "Merger Agreement").

         B. LaserSight is engaged in the business of developing, manufacturing and distributing ophthalmic laser equipment, devices and related technology (the "Business").

         C. LaserSight desires to utilize the knowledge, expertise and experience of Kremer to assist in the conduct of the Business.

         THEREFORE, in consideration of the premises and the covenants and agreements herein set forth, the parties hereto agree as follows:

         1. Consulting Services. Kremer shall serve as a business consultant to LaserSight for the period commencing on the date hereof and continuing through the first anniversary of the date hereof (the "Consulting Term"); provided, however, Kremer's obligations under Section 1(h) shall continue until FDA Approval (as defined in the Merger Agreement) is obtained or the Termination Date (as defined in the Merger Agreement) has occurred. During the Consulting Term, Kremer, at times mutually convenient to Kremer and LaserSight, shall use his reasonable efforts to perform the following services on behalf of LaserSight (the "Consulting Services"):

                  (a) assisting LaserSight in the development and implementation of a strategy to achieve the approval of the premarket approval application ("PMA") for a refractive laser to be utilized in connection with the performance of LASIK procedures (the "Laser");

                  (b) assisting LaserSight in the development of clinical protocols and procedures for utilization in connection with LASIK procedures to support the PMA;

                  (c) assisting LaserSight in the preparation of materials and presentations to be made to the FDA advisory panel in connection with the Laser's PMA;

                  (d) assisting LaserSight in its interaction with the FDA;

                  (e) assisting LaserSight in obtaining the FDA's approval for the use of laser technology in connection with the treatment of hyperopia;

                  (f) assisting LaserSight in developing clinical protocols for utilizing laser technology in connection with the treatment of hyperopia;

                  (g) assisting LaserSight in obtaining the FDA's approval for the commercial sale and distribution of LaserSight's refractive scanning laser; and

                  (h) providing LaserSight from time to time, as determined by Kremer, with information related to the development and submission of information to the FDA regarding the PMA.

LaserSight acknowledges that Kremer has a full-time ophthalmology and laser surgery practice in the Philadelphia area and other substantial business interests which require his full efforts and that it is not contemplated by this Agreement that Kremer shall be required to reduce or otherwise interfere with his practice or other business interests in order to perform his services hereunder.

         2. Consideration for Consulting Services. As consideration for the Consulting Services to be performed hereunder, Kremer shall be paid as follows:

                  (a) Cash. Upon the execution of this Agreement, LaserSight shall deliver to Kremer $50,000.00 in the form of a LaserSight bank check payable to the order of Kremer (the "Cash Payment");

                  (b) LaserSight Common Stock. LaserSight hereby grants to Kremer the option to acquire 25,000 shares of validly issued, fully paid and nonassessable common stock, $.001 par value, of LaserSight ("LaserSight Common Stock") in accordance with the terms and conditions of LaserSight's 1996 Equity Incentive Plan, including, without limitation, the fact that the price at which Kremer may exercise such options shall be the closing price on the later of (i) the date hereof, or (ii) on the day the LaserSight Stock Option Committee approves the grant of such options; and

                  (c) Royalties. During the period commencing on the date that LaserSight first sells a refractive laser which was manufactured by or for LaserSight and sold for use within the United States (the "Commencement Date") and ending on the first to occur of (i) the expiration of the 12 month period immediately following the Commencement Date, or (ii) March 31, 1999, LaserSight shall pay Kremer, or his designee, a royalty equal to 25% of the gross sales price of any refractive laser which was manufactured by or for LaserSight and sold for use within the United States, provided that Kremer, or his designee, will not be eligible to receive any payments pursuant to this
         Section 2(c) until such time as aggregate gross sales of refractive lasers which were manufactured by or for LaserSight and sold for final use within the United States exceeds $14,000,000.00. LaserSight shall use its reasonable best efforts to (i) obtain all necessary governmental and other approvals to permit it to manufacture and sell a refractive laser in the United States as soon as reasonably possible, and (ii) manufacture and sell such a laser in the United States as soon as reasonably possible.

                  For purposes of determining when a royalty commission is payable under this Section 2(c), LaserSight will consider a refractive laser sold when (i) a definitive contract to purchase has been executed by all relevant parties or, if earlier, shipment of a laser, (ii) a definitive contract to lease a laser has been executed by all relevant parties (in which case LaserSight shall calculate the royalty due under this Section 2(c) based on the actual funds LaserSight receives from transferring all rights in such lease to a third party, or if LaserSight directly leases the laser to a third party, then the royalty shall be calculated on actual funds LaserSight periodically receives pursuant to such lease and LaserSight shall pay such royalty as funds are actually received by LaserSight even if LaserSight receives payments after the date on which royalty payments are to cease pursuant to the first paragraph of this Section 2(c)), or (iii) a definitive contract to lease a laser on a per procedure or other basis has been executed by all relevant parties (in which case LaserSight shall calculate the royalty due under this Section 2(c) based on either (A) the actual funds LaserSight periodically receives for each procedure and LaserSight shall pay such royalty as funds are actually received by LaserSight pursuant to such per procedure lease (even if LaserSight receives payments in connection with such per procedure lease after the date on which royalty payments are to cease pursuant to the first paragraph of this Section 2(c)), or (B) the then current list price of the laser subject to such lease and LaserSight shall pay the full amount of such royalty on the first date LaserSight receives payment pursuant to such lease (even if LaserSight receives payment in connection with such per procedure lease after the date on which royalty payments are to cease pursuant to the first paragraph of this
         Section 2(c)). Within 30 days after the execution of a per procedure lease LaserSight shall notify Kremer as to what method will be utilized to determine the royalty payable to Kremer in connection with such lease.

                  Within 60 days after the end of each of LaserSight's fiscal quarters which commence after the Commencement Date, LaserSight will
         (i) provide Kremer with a statement setting forth the amount of sales of refractive lasers which were manufactured by or for LaserSight and sold in the United States within the prior quarter and cumulative for all prior applicable periods, and (ii) deliver to Kremer, or his designee, a LaserSight check in the amount of any royalties then due with respect to the immediate prior quarter. LaserSight shall keep, maintain and preserve during the Consulting Term, and for a period of one (1) year immediately thereafter (or such longer time, if applicable, until any existing dispute regarding the royalty is finally resolved, without further right of appeal), complete and accurate books, accounts, records and other materials used to calculate the royalty payments described in this Section 2(c) in a manner such that the information contained in the statements referred to in this Section 2(c) may be readily determined. Kremer and/or his duly authorized representatives, shall have the right to inspect and audit such materials during reasonable business hours and upon at least forty-eight (48) hours notice by Kremer and/or his representatives. If Kremer's (or his representative's) inspection and audit reveals that a miscalculation has been made in the amount of the royalty, Kremer shall promptly receive from LaserSight (i) payment of the royalty amount that had been miscalculated by LaserSight, (ii) interest thereon at the prime interest rate most recently announced in the Wall Street Journal plus four percent (4%) per annum from the date the payment should have originally been made, and (iii) reimbursement for all reasonable costs and expenses incurred by Kremer in determining the miscalculation and collecting the amount due (including, without limitation, reasonable legal fees and costs). If it is determined by a court of competent jurisdiction, or other neutral party chosen by the parties to resolve the dispute, that there was no miscalculation of the royalty, notwithstanding Kremer's assertion to the contrary, then Kremer will reimburse LaserSight for all reasonable costs and expenses incurred by LaserSight in connection with Kremer's inspection and audit (including, without limitation, reasonable legal fees and costs).

         3. Restrictive Covenant. In consideration of the receipt of the payments hereunder, Kremer agrees that during the Consulting Term and for a period of 2 years immediately following the termination of this Agreement for any reason (the "Noncompete Term"), Kremer shall not, without the prior written consent of LaserSight, directly or indirectly, as a stockholder, partner, officer, director, independent contractor, consultant, employee, agent or otherwise:

                  (a) engage in the business of the manufacture, sale or distribution in the United States of excimer refractive lasers or microkeratomes, or endorse, or allow his name to be utilized in connection with, an excimer refractive laser manufactured or distributed by a competitor of LaserSight;

                  (b) purposefully interfere or attempt to interfere with any of LaserSight's agreements, contracts or business relationships (regardless of whether these agreements or contracts are in writing or verbal but only if these agreements, contracts or business relationships are known to Kremer), provided that the operation of Centers (as defined in the Merger Agreement) by Kremer or a Kremer Affiliate (as defined in the Merger Agreement) will not be deemed a violation of this Section unless in connection therewith he tortiously interferes with any of LaserSight's agreements, contracts or business relationships which are known to Kremer; and

                  (c) purposefully interfere with the business relationship of or solicit the business or orders of (A) any customer of LaserSight, or
         (B) a prospective or potential customer of LaserSight for the purposes of selling excimer refractive lasers or microkeratome to such customers; and

         Notwithstanding anything else contained in this Section 3, Kremer may own, for investment purposes only, up to five percent (5%) of the stock of any publicly-held corporation whose stock is either listed on a national stock exchange or on the NASDAQ National Market System, provided that Kremer is not otherwise affiliated with such corporation and Kremer or any Kremer Affiliate may sell or lease excimer refractive lasers for LASIK procedures to any other Kremer Affiliate as long as such excimer refractive laser was purchased or leased from LaserSight if the terms and conditions of sale by LaserSight are generally equivalent to that of competitors offering similar lasers for sale or lease. Furthermore, notwithstanding anything to the contrary, Kremer or any Kremer Affiliate may, in any capacity, be engaged in the business of providing laser eye surgery services to the public, including, but not limited to, as an owner or manager of such business.

         If pursuant to Section 2.2(b) of the Merger Agreement Kremer delivers the Unwind Shares to LaserSight, then Kremer shall not be bound by the restrictions contained in this Section 3.

         4. Intellectual Property. Kremer acknowledges and agrees that in consideration for the payments to be received hereunder all creative works Kremer produces in connection with the Consulting Services performed hereunder which relate to the field of refractive surgery and LaserSight's actual or demonstrably anticipated research or development in such field, including, without limitation, any invention, formula, pattern, compilation, computer program (and related documentation and source code), device, method, technique, drawing, process or other intellectual property or property right, shall be considered to have been prepared for LaserSight as a part of and pursuant to this Agreement. Kremer shall disclose to LaserSight the existence of such works when he becomes aware of their existence, and Kremer hereby grants to LaserSight the option to acquire any and all proprietary interests in any such work for a period of 60 days after LaserSight receives notice from Kremer of any such works' existence. If LaserSight and Kremer are unable to enter into a binding agreement within such 60 day period, Kremer may transfer such property to a third party, provided that prior to consummating such a transfer, Kremer must give LaserSight notice of such intent to transfer which will contain the name of the proposed transferee and all material terms of such transfer. LaserSight will have 10 days in which to notify Kremer that it will match the terms of the proposed transfer, and if LaserSight so elects, the parties shall use their good faith efforts to finalize such a transfer to LaserSight within 10 days of LaserSight's notice.

         5. Place of Performance. Kremer shall provide the Consulting Services described hereunder at such location or locations as may be reasonably and mutually determined by Kremer and LaserSight from time to time; provided, however, it is presently contemplated that substantially all of his consulting services will be provided from Kremer's various places of business in and around the Philadelphia area, and, to the extent necessary, in the Washington, D.C. metropolitan area in connection with the presentation to the Food and Drug Administration panel which may be assigned to review the Pre-Market Approval for excimer laser relating to LASIK procedures which LaserSight intends to obtain. Kremer also may provide services by telephone.

         6. Expenses. LaserSight will reimburse Kremer for all business travel expenses reasonably incurred by Kremer in connection with all trips taken at the request of LaserSight provided that expenses in excess of $500.00 be pre-approved by LaserSight. Kremer shall maintain such records as LaserSight reasonably determines appropriate to document all expenses paid for or reimbursed hereunder in accordance with LaserSight's general policies for reimbursement.

         7. Remedies. In the event of a breach by Kremer of any of the provisions of this Agreement, LaserSight, in addition and as a supplement to such other rights and remedies as may exist in its favor, may apply to any court of law or equity having jurisdiction to enforce the specific performance of this Agreement to the extent traditionally available and/or may apply for injunctive relief against any act which would violate any of the provisions of this

Agreement. If LaserSight shall breach this Agreement, Kremer shall have all rights and remedies available at law or in equity.

         8. Notice. Any notice required or permitted hereunder shall be given in writing and shall be effective for all purposes if hand delivered to the party designated below, sent via overnight delivery utilizing a nationally recognized overnight delivery service or placed in the United States mail, postage prepaid, addressed to the addresses set forth below, or to such other address and persons as shall be designated from time to time by any party hereto in a written notice to the other in the manner provided for in this paragraph. The notice shall be deemed to have been given upon deposit in the United States mail, postage prepaid, or at the time of delivery if hand delivered. A party receiving notice which does not comply with the technical requirements for notice under this paragraph may elect to waive any deficiencies and treat the notice as having been properly given.

         If to Kremer:                      200 Mall Boulevard
                                            King of Prussia, Pennsylvania  19406

         with a copy to:                    Blank Rome Comisky & McCauley
                                            Four Penn Center Plaza
                                            Philadelphia, Pennsylvania 19013
                                            Attn: Steven Dubow, Esq.

         or, from and after                 Blank Rome Comisky & McCauley
         September 1, 1997                  One Logan Square
                                            Philadelphia, Pennsylvania  19103
                                            Attn: Steven Dubow, Esq.

         If to LaserSight:                  LaserSight Incorporated
                                            12161 Lackland Road
                                            St. Louis, Missouri 63146
                                            Attn:  Chief Executive Officer


         with a copy to:                    Alan B. Bornstein, Esq.
                                            Sonnenschein Nath & Rosenthal
                                            One Metropolitan Square, Suite 3000
                                            St. Louis, Missouri 63102
                                            Telephone: (314) 241-1800


         9. Amendment. This Agreement may only be amended or modified in whole or in part by an instrument in writing executed in the same manner as this Agreement and making specific reference thereto.

         10. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to Kremer's consulting obligations, covenants not to compete and the consideration therefor.

         11. Waivers. The failure of any party to enforce at any time any of the provisions of this Agreement or to require at any time performance by the other party of any of the provisions hereof shall in no way be construed to be a waiver of such provisions or to affect either the validity of this Agreement, or any part hereof, or the right of such party thereafter to enforce each and every provision in accordance with the terms of this Agreement.

         12. Severability. The parties acknowledge that the laws and public policies of the various states of the United States might differ as to the validity and enforceability of the covenants contained in Section 3 of this Agreement. It is the intention of the parties that the activities of Kremer be restricted only to the extent necessary for the protection of the legitimate business interests of LaserSight, that the provisions of Section 3 shall, to the fullest extent permissible under the law and public policy, be enforced by the courts of each state and jurisdiction in which enforcement is sought, and that the unenforceability (or the modification necessary to conform the covenants contained in Section 3 with such law and public policy) of any part of Section 3 shall not be deemed to render unenforceable any other part of Section 3. Accordingly, if any part of Section 3 shall be adjudicated to be invalid or unenforceable in any action or proceeding in which Kremer or his heirs or personal representatives, and LaserSight or its successors or assigns, are parties, whether in its entirety or as modified as to duration, territory or otherwise, then such part shall be deemed deleted from this Agreement or amended, as the case may be, in order to render the remainder of Section 3 valid and enforceable. Any such deletion or amendment shall apply only where the court rendering the same has jurisdiction. In addition, the invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

         13. Successors. This Agreement shall be binding upon and shall inure to the benefit of LaserSight and any assignee of LaserSight which is a wholly owned subsidiary of LaserSight. This Agreement shall also be binding upon and inure to the benefit of Kremer and his heirs and personal representatives.

         14. Controlling Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Pennsylvania, without regard to such state's conflict of law provisions.

         15. LaserSight Venue. LaserSight hereby irrevocably and unconditionally consents and submits to the jurisdiction of Pennsylvania courts in connection with all actions, suits or proceedings filed by Kremer relating to LaserSight's misrepresentation or breach of the terms of this Agreement. LaserSight irrevocably waives any objection it may have to the venue of any such action, suit or proceeding brought in such courts or the convenience of the forum and LaserSight irrevocably waives the right to proceed in any other jurisdiction. Final judgment in any such action, suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and the amount of any indebtedness or liability of LaserSight therein described. LaserSight agrees that services of process in any action or proceeding hereunder may be made upon LaserSight by certified mail, return receipt requested to the address for notice set forth in Section 8.

         16. Kremer Venue. Kremer hereby irrevocably and unconditionally consents and submits to the jurisdiction of a court chosen by LaserSight from time to time which has legal jurisdiction over any actions, suits or proceedings filed by LaserSight relating to Kremer's misrepresentations or breach of the terms of this Agreement. Kremer irrevocably waives any objection he may have to the venue of any such action, suit or proceeding brought in such courts or the convenience of the forum and Kremer irrevocably waives the right to proceed in any other jurisdiction. Final judgment in any such action, suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and the amount of any indebtedness or liability of Kremer therein described. Kremer agrees that services of process in any action or proceeding hereunder may be made upon Kremer by certified mail, return receipt requested to the address for notice set forth in Section 8.

         16. Indemnification. From and after the date hereof, LaserSight agrees to indemnify and hold Kremer harmless from damages, losses or expenses suffered or paid, directly or indirectly, as a result of any and all claims, demands, suits, causes of action, proceedings, judgments and liabilities, including reasonable counsel fees and other expenses incurred in litigation or otherwise, assessed, incurred or sustained by or against Kremer with respect to or arising out of Kremer's performance of the Consulting Services, provided that LaserSight will not be obligated to indemnify Kremer for (i) Kremer's actions outside of the scope of the Consulting Services, or (ii) Kremer's willful, wanton or grossly negligent actions.

         IN WITNESS WHEREOF, the parties hereto have caused this instrument to be duly executed effective as the day and year first above written.


                                      LASERSIGHT INCORPORATED



                                      By: /s/  Michael R. Farris
                                         ---------------------------------------
                                               Michael R. Farris
                                               President/Chief Executive Officer



                                       /s/ Frederic B. Kremer
                                       -----------------------------------------
                                      Frederic B. Kremer, M.D.

                                    EXHIBIT B

                                    AGREEMENT


         Agreement, dated August 6, 1997, between Frederic B. Kremer ("FK") and Linda Kremer ("LK").

         Whereas, FK and LK are each required to file a statement on Schedule 13D pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended, with respect to the securities of LaserSight Incorporated, of which FK and LK may each deemed to be the beneficial owners pursuant to such rules; and

         Whereas, FK and LK have prepared one statement for filing with the SEC to reflect such beneficial ownership pursuant to such rules.

         NOW, THEREFORE, intending to be legally bound hereby, the undersigned agree that the Statement on Schedule 13D prepared by FK and LK with respect to the securities of LaserSight Incorporated, when filed with the SEC, will be filed on behalf of each of FK and LK.

         IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed as of the date set forth above.



                                            /S/ Frederic B. Kremer
                                            ------------------------------
                                            FREDERIC B. KREMER



                                            /S/ Linda Kremer
                                            ------------------------------
                                            LINDA KREMER